Exhibit 21.1
Subsidiaries of Scripps Networks Interactive, Inc.

Name of Subsidiary	Jurisdiction of Organization
Scripps Shop At Home, Inc.	Tennessee
Shop At Home Network, Inc.	Delaware
Scripps Networks, LLC	Delaware
Television Food Network, G.P.	Delaware
Great American Country, Inc.	Colorado
Fine Living Holding Company, LLC	Delaware
Fine Living Network, LLC	Delaware
Fine Living Holding Company II, LLC	Delaware
FUM Machineworks, Inc.	Washington
Incando Corporation	Delaware
Cable Program Management Co., G.P.	Delaware
Shopzilla, Inc.	California
Shopzilla (Europe) Limited	England and Wales
uSwitch, LLC	Delaware
Ulysses U.K., Inc.	Delaware
uSwitch Holdings 2 Ltd.	England and Wales
uSwitch Holdings Ltd.	England and Wales
uSwitch Limited	England and Wales
Buy.Co.Uk Limited	England and Wales
Upmystreet.com Limited	England and Wales